BB 3/24

04017441

CM 3/23

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATX Lease Funding, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Embarcadero Center, Suite 2200
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rory Snyder 415-955-3200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. DC SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SW

OATH OR AFFIRMATION

I, Brent Davies, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GATX Lease Funding, Inc., as of December 31, 20 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Brent Davies ~~2/26/2004~~ BD 2/27/2004
Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California)
) ss,
County of San Francisco)

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2004

FLORENCE P. MC GINTY
Commission # 1370646
Notary Public - California
San Francisco County
My Comm. Expires Aug 17, 2006

Florence P. McGinty
Notary Public

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

GATX Lease Funding, Inc.
Year ended December 31, 2003
with Report of Independent Auditors

GATX LEASE FUNDING, INC.

December 31, 2003

Table of Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

Phone: (415) 951-3000
www.ey.com

Report of Independent Auditors

The Board of Directors
GATX Lease Funding, Inc.

We have audited the accompanying statement of financial condition of GATX Lease Funding, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GATX Lease Funding, Inc. as of December 31, 2003, and the result of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 6, 2004

GATX Lease Funding, Inc.

Statement of Financial Condition

December 31, 2003

Assets		
Cash	$	732,987
Receivable from parent company		290,304
Total assets	$	1,023,291
Liabilities and stockholder's equity		
Customer deposits	$	677,880
Stockholder's equity		
Common stock, $1 par value; 35,000 shares authorized, issued, and outstanding		35,000
Reinvested earnings		310,411
Total stockholder's equity		345,411
Total liabilities and stockholder's equity	$	1,023,291

See accompanying notes.

GATX Lease Funding, Inc.

Statement of Income

December 31, 2003

Gross fee income	$ 325,085
Registration and filing fees	2,550
Management fee paid to parent	321,835
Other expenses	1,964
Total expenses	326,349
Loss before income taxes	(1,264)
Income tax benefit	495
Net loss	$ (769)

See accompanying notes.

GATX Lease Funding, Inc.

Statement of Changes in Stockholder's Equity

December 31, 2003

	Common Stock	Reinvested Earnings	Total
Balance at January 1, 2003	$ 35,000	$ 311,180	$ 346,180
Net loss	–	(769)	(769)
Balance at December 31, 2003	$ 35,000	$ 310,411	$ 345,411

See accompanying notes.

GATX Lease Funding, Inc.

Statement of Cash Flows

December 31, 2003

Cash flows from operating activities		
Net loss	$	(769)
Reconciliation to net cash from operating activities:		
Decrease in receivable from parent company		20,769
Increase in customer deposits		677,880
Net cash flows from operating activities		697,880
Net change in cash		697,880
Cash at beginning of year		35,107
Cash at end of year	$	732,987

See accompanying notes.

GATX Lease Funding, Inc.

Notes to Financial Statements

December 31, 2003

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

The principal business of GATX Lease Funding, Inc. (the "Company") is to arrange lease transactions for investment by lessors. An initial fee is earned for the services provided to lessors, lessees, and in certain leases, the debt financing sources who have an interest in the transactions.

The Company is a wholly owned subsidiary of GATX Financial Corporation ("GATX"). GATX provides to the Company all administrative, analytical, systems, and clerical services in exchange for a portion of the initial fees, which the Company earns for its services. The general fee sharing arrangement is 99% to GATX and 1% to the Company; however, it can vary due to certain provisions in the Services and Support Agreement. GATX retained $321,835 in 2003 of initial fees under this Agreement. GATX charges expenses incurred on the Company's behalf to the Company.

Basis of Accounting

The accompanying financial statements are presented using accounting principles generally accepted in the United States ("US GAAP"); however, the financial statements do not necessarily reflect the financial position and the results of operations and cash flows as if the Company were an independent entity. The preparation of US GAAP basis financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that these estimates, which are based on information available, as of the date of the statement of financial conditions, are reasonable and prudent. Actual results could differ from these estimates.

Receivable from Parent Company

The receivable from parent company balance represents the cumulative intercompany activity between the Company and GATX. GATX guarantees its intercompany payable to the Company and is fully able to repay this amount when it deems appropriate. There is currently no mandated timing for the settlement of the receivable.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files consolidated income tax returns with GATX. Federal taxes are provided based on the federal statutory rate (35%). State taxes, if any, are paid by GATX and are not material to these financial statements. For the year ended December 31, 2003, the Company recognized a total tax benefit of $495, comprised of a current benefit of $442 and a deferred benefit of $53. As of December 31, 2003, a liability balance of $1,081 is included as a component of the receivable from parent company on the statement of financial condition. This liability balance represents the accumulated tax expenses related to the Company included in GATX's consolidated tax returns.

2. Customer Deposit

On April 1, 2003, a Canadian airline filed for protection under the Companies' Creditors Arrangement Act ("CCAA") in order to facilitate a restructuring. On September 2, 2003, GLF entered into an agreement to purchase all contract and claim rights ("the Claim") against this Canadian airline arising from 8 lease contracts between the Canadian airline and certain lessors ("the Seller").

The total purchase price will be 23% of the Claim approved under the CCAA proceedings (up to a $25 million cap). Pursuant to the purchase agreement, GLF paid the Seller a deposit of $2,598,540 on December 30, 2003. When the Claim is approved by the CCAA, the final exchange price will be calculated, and the parties will settle the difference between that final price and the deposit.

Concurrent with GLF's purchase of the Claim, GLF entered into an agreement to sell the Claim to a third party ("the Buyer") for 29% of the Claim approved under the CCAA proceedings (with the same $25 million cap). Pursuant to this sale agreement, the Buyer paid GLF a deposit of $3,276,420 on December 30, 2003. When the Claim is approved by the CCAA, the final exchange price will be calculated, and the parties will settle the difference between that final price and the deposit.

2. Customer Deposit (continued)

As of December 31, 2003, final approval of the Claim has not been obtained, and thus the final settlement amounts are still uncertain. As a result, GLF has deferred recognition of any gain and is classifying the net deposit balance of $677,880 as a liability on the financial statements until the final approval of the Claim.

3. Net Capital Requirements

The Company is subject to the net capital requirements of the Uniform Net Capital requirements of the Security and Exchange Commission ("the Commission") under Rule 15c3-1. The Commission requirements also provide that the equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2003, the Company had net capital of $55,107, which was $50,107 in excess of the amounts required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 0:1.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2003, the Company was in compliance with all such requirements.

Supplemental Information

Supplemental Schedules required by Rule 17a-5

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		345,411 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		345,411 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		345,411 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	290,304 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-290,304 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		55,107 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		
	1. **Exempted securities**	[3735]	
	2. **Debt securities**	[3733]	
	3. **Options**	[3730]	

4. Other securities	[3734]	
D. Undue Concentration	[3650]	
E. Other (List)		
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	0 [3740]
10. Net Capital		55,107 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	50,107 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	55,107 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			0 [3790]
17. Add:			
A. **Drafts for immediate credit**		[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]	
C. **Other unrecorded amounts(List)**			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			0 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 0 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % 0 [3860]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--*All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)*

Clearing Firm SEC#s	Name	Product Code
8-_____ [4335A]	_____ [4335A2]	_____ [4335B]
8-_____ [4335C]	_____ [4335C2]	_____ [4335D]
8-_____ [4335E]	_____ [4335E2]	_____ [4335F]
8-_____ [4335G]	_____ [4335G2]	_____ [4335H]
8-_____ [4335I]	_____ [4335I2]	_____ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

Supplemental Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

Phone: (415) 951-3000
www.ey.com

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

Board of Directors
GATX Lease Funding, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of GATX Lease Funding, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Making the recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties, for any other purpose.

Ernst + Young LLP

February 6, 2004